UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

( Amendment No.     )*

Global Blue Group Holding AG

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

H33700107

(CUSIP Number)

Leiming Chen, Esq.

Antfin (Hong Kong) Holding Limited

26/F., Tower One, Times Square, 1 Matheson Street

Causeway Bay, Hong Kong

Telephone: +852-2215-5380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Yi Gao, Esq.

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

+852-2514-7600

August 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. H33700107

1.	Names of Reporting Persons. Antfin (Hong Kong) Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,500,000(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 12,500,000(1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%(2)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 12,500,000 ordinary shares of the Issuer (“Ordinary Shares”). See Item 5.

(2) This percentage is calculated based upon 167,824,796 Ordinary Shares issued and outstanding as of August 31, 2020, as reported in the Issuer’s Form 20-F dated September 3, 2020. See Item 5.

CUSIP NO. H33700107

1.	Names of Reporting Persons. Hangzhou Yunqiang Enterprise Management Consulting Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,500,000(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 12,500,000(1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%(2)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 12,500,000 Ordinary Shares of the Issuer. See Item 5.

(2) This percentage is calculated based upon 167,824,796 Ordinary Shares issued and outstanding as of August 31, 2020, as reported in the Issuer’s Form 20-F dated September 3, 2020. See Item 5.

CUSIP NO. H33700107

1.	Names of Reporting Persons. Ant Group Co., Ltd. (formerly known as “Ant Small and Micro Financial Services Group Co., Ltd.”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,500,000(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 12,500,000(1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%(2)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 12,500,000 Ordinary Shares. See Item 5.

(2) This percentage is calculated based upon 167,824,796 Ordinary Shares issued and outstanding as of August 31, 2020, as reported in the Issuer’s Form 20-F dated September 3, 2020. See Item 5.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares (the “Ordinary Shares”) of Global Blue Group Holding AG,  a stock corporation (Aktiengesellschaft) incorporated under Swiss law (the “Issuer”), with its registered office in Zürichstrasse 38, 8306 Brüttisellen, Switzerland.

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(1)         Antfin (Hong Kong) Holding Limited, a company organized under the laws of Hong Kong Special Administrative Region (“Antfin Hong Kong”),

(2)         Hangzhou Yunqiang Enterprise Management Consulting Co., Ltd., a company organized under the laws of the People’s Republic of China (“Hangzhou Yunqiang”), and

(3)         Ant Group Co., Ltd., a company organized under the laws of the People’s Republic of China (“Ant Group”).

The Reporting Persons are affiliates of API (Hong Kong) Investment Limited and have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c). Antfin Hong Kong is a wholly-owned subsidiary of Hangzhou Yunqiang, and Hangzhou Yunqiang is a wholly-owned subsidiary of Ant Group. Antfin Hong Kong primarily operates as an overseas business holding and equity investment platform on behalf of Ant Group. Hangzhou Yunqiang primarily engages in investment activities on behalf of Ant Group. Ant Group is the parent company of China’s largest digital payment platform, Alipay, and the leader in the development of open platforms for technology-driven inclusive financial services.

The principal office of Antfin Hong Kong is located at 26/F., Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The principal office of Hangzhou Yunqiang and Ant Group is located at Z Space, No. 556 Xixi Road, Hangzhou, China.

(d) and (e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On January 16, 2020, Far Point Acquisition Corporation, a publicly traded Delaware corporation (“FPAC”), SL Globetrotter, L.P. (“Globetrotter”), the Issuer, Global Blue US Holdco LLC (“US Holdco”), Global Blue US Merger Sub Inc. (“US Merger Sub”), Global Blue Holding L.P., the individuals named therein (the “Management Sellers” and, together with Globetrotter and Cayman Holdings, the “Seller Parties”), Global Blue Group AG, Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative (“FPAC Shareholders’ Representative”), and the other parties identified therein, entered into the Agreement and Plan of Merger, dated as of January 16, 2020 (the “Merger Agreement”). Pursuant to the Merger Agreement: (1) the Seller Parties agreed to undertake a series of transactions pursuant to which they would sell, exchange and contribute the ordinary shares of Global Blue Group AG for a mix of cash (the “Cash Consideration”) and Ordinary Shares of the Issuer, and in certain circumstances preferred shares (the “Series A Preferred Shares”) of the Issuer (together, the “Share Consideration”); and (2) US Merger Sub, a wholly-owned indirect subsidiary of the Issuer, would merge with and into FPAC, with FPAC being the surviving corporation in the merger and a wholly-owned indirect subsidiary of the Issuer following the merger (the “Merger”). As part of the transactions described above, in accordance with the Merger Agreement, a newly formed, wholly owned subsidiary of the Issuer, organized as a Swiss GmbH (“New GmbH”) would acquire all of the outstanding ordinary shares of Global Blue Group AG, either directly from the Seller Parties, or as a contribution from the Issuer of ordinary shares of Global Blue Group AG acquired by it, and Global Blue Group AG would become a wholly owned subsidiary of New GmbH (the transactions described above, collectively, the “Business Combination”). The Business Combination was consummated on August 28, 2020.

On January 15, 2020, Antfin Hong Kong, the Issuer and Globetrotter entered into the Share Purchase and Contribution Agreement (the “Share Purchase and Contribution Agreement”). Pursuant to the terms of the Share Purchase and Contribution Agreement and the Business Combination, (1) Antfin Hong Kong purchased 2,967,655 ordinary shares (the “Purchased Shares”) of Global Blue Group AG from Globetrotter for consideration in an aggregate amount of US$125,000,000; and (2) Antfin Hong Kong contributed the Purchased Shares to the Issuer in exchange for 12,500,000 Ordinary Shares.

Antfin Hong Kong paid the aggregate purchase price in respect of the Purchased Shares with funds advanced from another wholly-owned subsidiary of Ant Group using its own working capital.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the securities reported herein for investment purposes.

On September 7, 2020, the Issuer, Globetrotter and Antfin Hong Kong entered into a Second Amended and Restated Relationship Agreement (the “Relationship Agreement”).  Pursuant to the terms of the Relationship Agreement, Antfin Hong Kong has the right to designate one person for nomination by the Board of Directors of the Issuer (the “Board”) as a Board member, subject to certain conditions set forth therein. For as long as Antfin Hong Kong has such Board nomination right, the Issuer shall, following the assessment by the Board, procure that the Board nominates the person designated by Antfin Hong Kong for election as a Board member and to use reasonable efforts to procure the election of the person designated by Antfin Hong Kong to the Board at each relevant general meeting.

Although the Reporting Persons do not currently have any specific plan or proposal to acquire or dispose of Ordinary Shares, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional Ordinary Shares or securities convertible, exchangeable or exercisable for or into Ordinary Shares or dispose of any or all of the Issuer securities it holds (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, shareholders or beneficiaries, as applicable, transferring such Issuer securities to affiliated transferees, or entering into a total return swap, asset swap or repurchase transaction), depending upon an ongoing evaluation of its investment in the Issuer’s securities described herein, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

By virtue of the agreements described further in Item 6 below, the Reporting Persons and certain parties thereto may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares that may be deemed to be beneficially owned by such parties.

(c) The Business Combination was consummated on August 28, 2020. The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5.  Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex A hereto, has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 are incorporated by reference in its entirety into this Item 6.

Share Purchase and Contribution Agreement

On January 15, 2020, Antfin Hong Kong, the Issuer and Globetrotter entered into the Share Purchase and Contribution Agreement. Pursuant to the terms of the Share Purchase and Contribution Agreement and the Business Combination, (1) Antfin Hong Kong purchased the Purchased Shares from Globetrotter for consideration in an aggregate amount of US$125,000,000; and (2) Antfin Hong Kong contributed the Purchased Shares to the Issuer in exchange for 12,500,000 Ordinary Shares.

Pursuant to the Share Purchase and Contribution Agreement, Antfin Hong Kong agreed that until the date that is eighteen months after the closing of its purchase of Purchased Shares, it will not transfer any Ordinary Shares without the prior written consent of Globetrotter, subject to certain exceptions set forth therein.

Relationship Agreement

On September 7, 2020, the Issuer, Globetrotter and Antfin Hong Kong entered into the Relationship Agreement.  Pursuant to the terms of the Relationship Agreement, Antfin Hong Kong has the right to designate one person for nomination by the Board as a Board member, subject to certain conditions set forth therein. For as long as Antfin Hong Kong has such Board nomination right, the Issuer shall, following the assessment by the Board, procure that the Board nominates the person designated by Antfin Hong Kong for election as a Board member and to use reasonable efforts to procure the election of the person designated by Antfin Hong Kong to the Board at each relevant general meeting. If Antfin Hong Kong and/or its subsidiaries directly or indirectly hold less than 5% of Ordinary Shares and Series A preferred shares (“Voting Shares”), and/or such other conditions as may be agreed between Antfin Hong Kong and the Issuer from time to time cease to be satisfied, Antfin Hong Kong shall no longer be entitled to nominate a Board member.

For such time as the Board appointment right described above applies, Antfin Hong Kong shall be entitled to designate a Board observer.

The Relationship Agreement also sets forth certain Board nomination rights of Globetrotter.

Voting Agreement

On September 7, 2020, Globetrotter, Global Blue Holding L.P. and Antfin Hong Kong (each party, a “Shareholder”) entered into a voting agreement (the “Voting Agreement”).

Each Shareholder agreed, at any time it is then entitled to vote for the election of directors to the Board, to take all necessary actions, including casting all votes to which such Shareholder is entitled in respect of its Voting Shares (from time to time), whether at any annual or extraordinary general meeting, or to cause such Shareholder’s Board representative(s) to cast their vote so as to ensure that the composition of the Board complies with (and includes all of the requisite designees in accordance with) the Relationship Agreement from time to time.

Each Shareholder agreed that if, at any time, it is then entitled to vote for the removal of directors, it will not vote any of its Voting Shares (from time to time) in favor of the removal of any director who shall have been designated in accordance with the Relationship Agreement, subject to certain exceptions set forth therein.

Each Shareholder agreed not to grant, or enter into a binding agreement with respect to, any proxy to any person in respect of its Voting Shares (from time to time) that would prohibit or prevent such Shareholder from casting votes in respect of such Voting Shares in accordance with other relevant provisions of the Voting Agreement.

Each Shareholder agreed, at any time it is then entitled to vote for any resolution proposed to give effect to the agreed terms of the convertible preferred shares of the Issuer (the “Convertible Preferred Shares”), to take all necessary actions, including casting all votes to which such Shareholder is entitled in respect of its Voting Shares (from time to time), whether at any annual or extraordinary general meeting or to cause such Shareholder’s Board representative(s) to cast their vote so as to ensure that the agreed terms of the Convertible Preferred Shares and the Conversion Agreement, dated on or around the date hereof, among the Issuer and other parties thereto are given effect.

Ant Letter Agreement

On January 10, 2020, Globetrotter and Antfin Hong Kong entered into a letter agreement (the “Ant Letter Agreement”).  Pursuant to the Ant Letter Agreement, Globetrotter agreed that for a period of 18 months following the Closing, Globetrotter will not agree to transfer or transfer any of the Ordinary Shares held by it to certain persons identified by Globetrotter and Antfin Hong Kong (each a “Relevant Person”) in a privately negotiated transaction between Globetrotter and such Relevant Person, unless Antfin Hong Kong shall have been given a reasonable right to acquire such shares on terms taken as a whole no less favorable to Antfin Hong Kong than those of the proposed transfer to the Relevant Person.  The above agreement is subject to certain exceptions set forth therein.

Globetrotter also agreed not to vote its shares in favor of or otherwise support any issuance of Ordinary Shares to any Relevant Person in a privately negotiated private placement between the Issuer and such Relevant Person, unless Antfin Hong Kong shall have been given a reasonable right to subscribe for and purchase such shares on terms taken as a whole no less favorable to Antfin Hong Kong than those of the proposed issuance to the Relevant Person.

The foregoing descriptions of each of the Share Purchase and Contribution Agreement, Relationship Agreement, Voting Agreement and the Ant Letter Agreement are each qualified in their entirety by reference to such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.             Joint Filing Agreement by and among the Reporting Persons.

B.           Share Purchase and Contribution Agreement

C.             Relationship Agreement

D.           Voting Agreement

E.            Ant Letter Agreement

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2020

ANTFIN (HONG KONG) HOLDING LIMITED

By:	/s/ Leiming Chen
Name: Leiming Chen
Title: Director

HANGZHOU YUNQIANG ENTERPRISE MANAGEMENT CONSULTING CO., LTD.

By:	/s/ Ji Gang
Name: Ji Gang
Title: Executive Director

ANT GROUP CO., LTD.

By:	/s/ Eric Xiandong Jing
Name: Eric Xiandong Jing
Title: Executive Chairman

Annex A-1

Directors and Executive Officers of Antfin (Hong Kong) Holding Limited

The following table sets forth the name and present principal occupation of each of the directors of Antfin Hong Kong. Unless otherwise noted, the business address for each person listed below is 26/F., Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Antfin Hong Kong does not have any executive officers.

Name/Citizenship	Present Principal Occupation

Leiming CHEN, Canada	Director of Antfin Hong Kong

Cyril Xinyi HAN, People’s Republic of China	Director of Antfin Hong Kong

Man Kai Nin Kenny, Canada	Director of Antfin Hong Kong

Annex A-2

Director and Executive Officer of Hangzhou Yunqiang Enterprise Management Consulting Co., Ltd.

The following table sets forth the name and present principal occupation of the director and executive officer of Hangzhou Yunqiang. Unless otherwise noted, the business address for each person listed below is Z Space, No. 556 Xixi Road, Hangzhou, China.

Name/Citizenship	Present Principal Occupation

Gang JI, People’s Republic of China	Executive Director and General Manager of Hangzhou Yunqiang

Yuanwang XIAO, People’s Republic of China	Head of Finance of Hangzhou Yunqiang

Annex A-3

Directors and Executive Officers of Ant Group Co., Ltd.

The following table sets forth the name and present principal occupation of each of the directors and executive officers of Ant Group. Unless otherwise noted, the business address for each person listed below is Z Space, No. 556 Xixi Road, Hangzhou, China.

Name/Citizenship	Present Principal Occupation

Eric Xiandong JING, People’s Republic of China	Executive Chairman of Ant Group

Simon Xiaoming HU, People’s Republic of China	Executive Director and Chief Executive Officer of Ant Group

Xingjun NI, People’s Republic of China	Executive Director and Chief Technology Officer of Ant Group

Joseph C. TSAI, Canada	Non-executive Director of Ant Group

Li CHENG, People’s Republic of China	Non-executive Director of Ant Group

Fang JIANG, People’s Republic of China	Non-executive Director of Ant Group

Quan HAO, People’s Republic of China	Independent Director of Ant Group

Fred Zuliu HU, People’s Republic of China	Independent Director of Ant Group

Yiping HUANG, People’s Republic of China	Independent Director of Ant Group

Songbai ZENG, People’s Republic of China	Chief People Officer of Ant Group

Cyril Xinyi HAN, People’s Republic of China	Chief Financial Officer of Ant Group

Zhifeng ZHOU, People’s Republic of China	General Counsel and Board Secretary of Ant Group